Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Redwire’s Digital Engineering Capability Successfully Demonstrates Simulated Hybrid Space Architecture to Support Joint All-Domain Operations

JACKSONVILLE, Fla. (July 22, 2021) – Redwire, a new leader in mission critical space solutions and digital engineering solutions for the next generation space economy, announced today a successful demonstration resulting from an Air Force Research Laboratory (AFRL)/AFWERX contract awarded October 6, 2020 for the company’s Hybrid Architecture Laboratory Operational Environment (HALOE). HALOE allows users to simulate hybrid space architectures for advanced mission planning in support of complete Joint All-Domain Operations (JADO).

The demonstration exhibited HALOE’s potential to enhance U.S. national defense by facilitating rapid and configurable digitally engineered space mission design through trades and analyses of various missions for National Security Space.

“The successful demonstration of HALOE’s ability to ingest and harmonize current and soon-to-be-deployed assets across multiple domains into a single digital environment is an important milestone in achieving JADO,” said Stanley O. Kennedy, Jr., Chief Architect of Redwire. “Realizing the end vision of HALOE will enable key decision makers to evaluate current and future capabilities for integration into existing architectures or envisioned architectures of the future. This first of a kind digital engineering capability for space has the potential to increase the speed and reduce the cost of future architecture deployments.”

HALOE’s cloud-based architecture empowers geographically disparate teams to collaborate remotely within virtual digital engineering environments, allowing the configuration of multiple satellite constellations, ground stations, and disparate assets within a single simulation. The simulation is time synchronized and supports user-defined time steps to ensure all assets remain in lockstep for evaluation against mission objectives and defined measures of merit. This will ultimately improve the fidelity of simulations while reducing development costs.

HALOE is built upon the Modular Open System Architecture (MOSA) framework of Redwire’s ACORN Digital Engineering software suite. ACORN provides a scalable, expandable, rapidly reconfigurable and closed-loop end-to-end space system digital engineering environment that implements open and standardized interfaces for segments, subsystems, and components. HALOE uses the same multidisciplinary design optimization capabilities of ACORN that enable rapid reconfiguration of space systems through agnostic interfaces to allow the integration of disparate systems within the simulation environment.

“MOSA-based digital engineering technologies like ACORN and HALOE are the key to enabling future JADO. At Redwire, we are at the forefront of digital engineering for JADO, and HALOE is one of the first major stepping stones towards implementing future National Security Space architecture,” said Maureen O’Brien, Senior Vice President, Redwire Mission Solutions.

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About Redwire

Redwire is a new leader in mission critical space solutions and high reliability components for the next generation space economy, with valuable IP for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. For more information, please visit www.redwirespace.com.

Media Contact:

Austin Jordan

Austin.jordan@redwirespace.com

321-536-8632

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a preliminary proxy statement / prospectus on July 6, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and, when available, the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus, when it becomes available, will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination. Shareholders are also able to obtain a copy of the preliminary proxy statement / prospectus, and will be able to obtain a copy of the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007. This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement / prospectus for the transaction and will be set forth in the definitive proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the preliminary proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC and will be set forth in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. intends to file with the SEC.